Filed Pursuant to Rule 433

Registration No. 333-134553

Preliminary Terms and Conditions, October 9, 2007	Telephone: +1 212 528 1009

Return-Enhanced Notes Linked to a Basket of 10 Commodities
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)
Principal Amount:	$[TBD]
CUSIP:	[TBD]
Trade Date:	[TBD]
Issue Date:	The Trade Date plus [5] Business Days
Valuation Date:

The Maturity Date minus [5] Business Days, or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”)

Maturity Date:	The Trade Date plus [3] years], or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention
Component Commodities and Component Weightings:	The notes are linked to a Basket consisting of the Component Commodities. The Component Commodities and the Component Weighting for each Component Commodity are as set forth below:
	Component Commodities	Component Weighting
	Light sweet crude oil (“Crude Oil”)	10.0%
	No. 2 fuel heating oil (“Heating Oil”)	10.0%
	Copper — Grade A (“Copper”)	10.0%
	Primary Nickel (“Nickel”)	10.0%
	Special High Grade Zinc (“Zinc”)	10.0%
	Sugar No. 11 (“Sugar”)	10.0%
	Cocoa (“Cocoa”)	10.0%
	Coffee Robusta (“Coffee”)	10.0%
	Class III milk (“Milk”)	10.0%
	Number 2 wheat (“Wheat”)	10.0%

Issue Price:	100%
Interest:	The notes do not bear interest.
Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $10,000 note equal to:
$10,000 + ($10,000 x Basket Return x Upside Participation Rate)	If the Final Basket Level is greater than the Initial Basket Level;

$10,000	If the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level

$10,000 + $10,000 x (Basket Return + Protection Percentage)	If the Final Basket Level is less than the Buffer Level

Only [15%] of the principal amount of your notes is protected if held to maturity, and you may lose a substantial part of your investment. If the Final Basket Level is less than the Buffer Level (that is, the Final Basket Level has depreciated by more than [15%] relative to the Initial Basket Level), you could lose up to $8,500 per $10,000 note.

Upside Participation Rate:	[200%]
Buffer Level:	[85.0%] of the Initial Basket Level
Protection Percentage:	[15.0%]
Basket Return:	Final Basket Level – Initial Basket Level
Initial Basket Level
expressed as a percentage (rounded to three decimal places).
Initial Basket Level:	Set to 100 on the Trade Date
Final Basket Level:	100 x (1 + the sum of the Weighted Component Commodity Returns)
Weighted Component Commodity Returns:	For each Component Commodity:

Component Weighting	x	Final Commodity Price – Initial Commodity Price
Initial Commodity Price

Initial Commodity Price:	For each Component Commodity, the applicable Commodity Price on the Trade Date, as set forth below:

	Component Commodity	Initial Commodity Price
	Crude Oil	[TBD]
	Heating Oil	[TBD]
	Copper	[TBD]
	Nickel	[TBD]
	Zinc	[TBD]
	Sugar	[TBD]
	Cocoa	[TBD]
	Coffee	[TBD]
	Milk	[TBD]
	Wheat	[TBD]

Final Commodity Price:	For each Component Commodity, the applicable Commodity Price on the Valuation Date.

Commodity Price:	The Commodity Price for each Component Commodity is as set forth below:

	Component Commodity	Commodity Price

Crude Oil Heating Oil

For each of Crude Oil and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Crude Oil, as the U.S. dollar price per barrel, and (b) in the case of Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel Zinc

For each of Copper, Nickel and Zinc, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Sugar

The official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, expressed as the U.S. cent price per pound, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Cocoa

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities—
Information on Sugar, Cocoa and the ICE”), expressed as the U.S. dollar price per metric ton, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Coffee

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities
—Information on Coffee and the LIFFE Exchange”), expressed as the U.S. dollar price per metric ton, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Milk

The official settlement price of the contract with the next succeeding “last trade date” (as defined below in “Information on the Component Commodities— Information on Milk, Wheat and the CME Group”), expressed as the U.S. dollar price per hundredweight (100 pounds), as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Wheat

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities—Information on Milk, Wheat and the CME Group”), expressed as the U.S. dollar price per bushel, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Relevant Exchange:

For each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

	Component Commodity	Relevant Exchange

	Crude Oil	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)
	Heating Oil	NYMEX
	Copper	London Metals Exchange (“LME”)
	Nickel	LME
	Zinc	LME
	Sugar	The Intercontinental Exchange (“ICE”)
	Cocoa	ICE
	Coffee	Euronext.liffe (“LIFFE”)
	Milk	CME Group (“CME”) (as successor to The Chicago Board of Trade and the Chicago Mercantile Exchange)
	Wheat	CME

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities  is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

	•	for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•

for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion, taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion, taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means, in each case as determined in good faith by the Calculation Agent:

(A)

the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)

the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)

a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)

a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days:	New York

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$10,000 and integral multiples of US$10,000

Issue Type:	US MTN

Fees:		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$10,000	$[180.00]	$[9,820.00]
	Total		$

(1)   The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)   Lehman Brothers Inc. will receive commissions of $[180.00] per $[10,000] principal amount, or [1.80]%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the notes are only [15.0]% principal protected if held to maturity, if the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level, which is equal to [85.0]% of the Initial Basket Level (that is, the Final Basket Level has depreciated by no more than [15.0]% relative to the Initial Basket Level), you will receive at maturity only the return of your principal invested.  If the Final Basket Level is less than the Buffer Level (that is, the Final Basket Level has depreciated by more than [15.0]% relative to the Initial Basket Level), you will be exposed to a loss of up to [85.0]% of the principal you invest in the notes, or a potential loss of $[8,500] on each $[10,000] principal amount note.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and for certain commodities, growth in industrial production and gross domestic policy in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks.

Specific factors affecting the price of Crude Oil. The price of crude oil is primarily affected by the global demand for and supply of crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the notes.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc.  The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Specific factors affecting the price of Sugar.  The price of sugar is primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Specific factors affecting the price of Cocoa.  The price of cocoa is primarily affected by the global demand for and supply of cocoa, but is also influenced by other factors, including climate, political instability, pestilence, regulations, and the economic strength of consuming countries.  The cocoa market is extremely volatile.  The Ivory Coast is by far the major producer of cocoa in the world followed by Ghana, Indonesia, and Brazil.  The cocoa market is therefore very sensitive to political and economic developments in West Africa, particularly in the Ivory Coast.  Also, diseases, such as witches’ broom or infestation, such as the Indonesian cocoa pod borer, can negatively impact supply.  Finally supranational organizations and governments can exert influence on the price of cocoa by their policies.  For example, many countries, including the United States, prohibit the use of substitutes in products sold as chocolate.

Specific factors affecting the price of Coffee.  The price of Robusta coffee is primarily affected by the global demand for and supply of coffee.  The supply of coffee can be affected by weather conditions, the health of the coffee trees and harvesting practices. Historically, weather has played a major role in determining world supply. The internal policies of the governments of producing countries with regard to number of trees planted, price support programs and world export quotas can also impact the amount of coffee available for world trade.  The demand for coffee is primarily determined by its price, the price and availability of substitute drinks and consumers’ tastes.

Specific factors affecting the price of Milk.  The price of milk is primarily affected by the demand and supply of milk.  The dairy industry is one of the most heavily regulated segments in all of agriculture. Through its support price program, the U.S. government agrees to buy dairy commodities at a minimum level.  This purchase level acts as a floor on dairy prices when supplies increase.  However, the commercial dairy markets can and have traded below support prices.  The availability of imports also tends to act as a practical ceiling on dairy prices in the United States.  Quotas and tariffs are in place to prevent imports from flooding the market in the United States, but when U.S. prices relative to world prices are too high, imports of milk can lower prices, especially when supplies are limited.  The supply of milk may be also impacted by the attrition of lower producing herds, weather conditions and changes in feed and forage quality due to price or availability.

Specific factors affecting the price of Wheat.  The price of wheat is subject to the global demand for, and supply of, wheat.  The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the markets, weather, the participation of speculators, government regulation and intervention.  A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of certain of the Component Commodities may be lower than spot prices, which imply a decline in spot prices over time.   Your return on the notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, if prices are in “backwardation”, meaning that the forward prices are currently lower than the spot prices, the prices of the Component Commodities in backwardation will be expected to decrease in the future.  If the Final Basket Level is less than the Buffer Level as of the Valuation Date, you may lose up to [75.0]% of the principal you invest in the notes, or a potential loss of [$8,500] on each [$10,000] principal amount note.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of one or more of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade the Component Commodities, futures contracts on the Component

Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The Redemption Amount payable on the notes in excess of the principal invested, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell the Component Commodities, or futures contracts on the Component Commodities on the Relevant Exchanges, for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the

Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper, Nickel and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

There are specific risks you should consider relating to the trading of commodities on unregulated exchanges.

Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the Series I MTN prospectus supplement.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement prices of the Component Commodities on the Valuation Date.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYMEX, the LME, the CME, the ICE and the LIFFE from publicly available sources.  Information concerning the NYMEX, and Crude Oil and Heating Oil trading on the NYMEX, reflects the policies of, and is subject to change without notice by, the NYMEX.  Information concerning the LME, and Copper, Nickel and Zinc trading on the LME, reflects the policies of, and is subject to change without notice by, the LME.  Information concerning the CME, and Milk and Wheat trading on the CME, reflects the policies of, and is subject to change without notice by, the CME.  Information concerning the ICE, and Sugar and Cocoa trading on the ICE, reflects the policies of, and is subject to change without notice by, the ICE.  Information concerning the LIFFE, and Coffee trading on the LIFFE, reflects the policies of, and is subject to change without notice by, the LIFFE.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol
Crude Oil	CL1
Heating Oil	HO1*
Copper	LOCADY
Nickel	LONIDY
Zinc	LOZSDY
Wheat	W 1**/***
Sugar	SB1
Cocoa	CC1***
Coffee	CF1***
Milk	DA1

*   HO1 is expressed on Bloomberg as cents per gallon, not USD per gallon.

** W 1 is expressed on Bloomberg as cents per bushel, not USD per bushel.

*** Between the first notice date and the last trading date for a particular contract, the relevant symbol will use the numeral 2 instead of 1 (e.g. W 2 for Wheat).

The Commodity Futures Markets

At present, the Component Commodities (excluding Copper, Nickel, Zinc) are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets.  Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Crude Oil, Heating Oil & the NYMEX

The New York Mercantile Exchange (“NYMEX”) was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for Heating Oil. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Prices for each of Crude Oil and Heating Oil are the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX.  The “first nearby month” contract is, at any given time, the contract next scheduled for settlement.  For example, in October 2007, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the November 2007 futures contract, which is the contract for delivery of the commodity in November 2007.  After the contract terminates trading in that month, the first nearby contract will be the December 2007 futures contract, which is the contract for delivery of the commodity in December 2007.  See below for the dates in any given month in which trading terminates in the Crude Oil and Heating contracts.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

The contract for Heating Oil—also known as No. 2 fuel oil—trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center.  Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline.  Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper, Nickel and Zinc & the LME

The London Metal Exchange (the “LME”) was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel and zinc—as well as lead, tin and aluminum alloy—are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment. The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper—Grade A contract in June 1986. Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979. The Nickel contract is for Primary Nickel. Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986. Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Zinc contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all nickel and zinc.

Information on Sugar, Cocoa and the ICE

The Intercontinental Exchange (the “ICE”) operates an electronic global futures and OTC marketplace for trading energy commodity contracts. ICE conducts its markets for futures trading through its subsidiary, ICE Futures. ICE also offers a range of risk management, market data and trading support services. ICE’s electronic trading platform allows ICE to provide market participants with direct access to energy futures and OTC commodity products for oil and refined products, natural gas, power and emissions. In addition to its liquid electronic markets, ICE offers a range of risk management tools, and provides energy market data based on OTC and futures markets through real-time access and an array of indices, custom data services and mark to market products.

In January of 2007, ICE acquired the New York Board of Trade (now knows as ICE Futures U.S). Today, ICE Futures U.S. electronic products trade electronically on the ICE platform alongside with its traditional open outcry markets.

The Commodity Price for Sugar is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, stated in cents per pound, as made public by the ICE. The contract size for Sugar is 112,000 pounds (50 long tons) and the delivery points include a port in the country of origin or in the case of landlocked countries, at a berth or anchorage in the customary port of export. The last trading day of the Sugar contract is the last business day of the month preceding the delivery month. The first notice day is the first business day after the last trading day, and the last notice day is the first business day after the last trading day.

The Commodity Price for Cocoa is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Cocoa, stated in dollars per metric ton, as made public by the ICE. The contract size for Cocoa is 10 metric tons, and the delivery points include licensed warehouses in the Port of New York District, Delaware River Port District, Port of Hampton Roads, Port of Albany or Port of Baltimore. The last trading day is on the last business day of the month preceding the last notice day. The first notice date for Cocoa is ten business days prior to first business day of delivery month, and the last notice day is ten business days prior to last business day of delivery month.

Information on Coffee & the LIFFE

The London International Financial Futures Exchange (LIFFE), through its LIFFE CONNECT platform, provides an electronic exchange for a variety of derivative products. LIFFE was formed in 1982, after UK financial regulators relaxed controls on foreign exchange transactions; Euronext, which bought LIFFE in 2001, has combined all of its derivate trading operations under the Euronext.liffe name. Its parent became part of NYSE Euronext in 2007. LIFFE lists a diverse range of commodity futures and options, which include cocoa, robusta coffee, raw sugar, white sugar, feed wheat, milling wheat, rapeseed, corn and rapeseed oil, which are all traded on LIFFE CONNECT.

The Commodity Price for Coffee is the official settlement price of the contract with the next succeeding First Notice Date (as defined below), stated in U.S. dollars per metric ton, as made public by the LIFFE. The contract size for Coffee is five metric tons and the delivery points include nominated warehouses in the United Kingdom or warehouses deemed to be sufficiently close to Amsterdam, Antwerp, Barcelona, Bremen, Felixstowe, Genoa-Savona, Hamburg, Le Havre, Marseilles-Fos, New Orleans, New York, Rotterdam or Trieste. The last trading day is the last business day of the delivery month at 12:30 pm, and the first notice date is the first business day of the delivery month.

Information on Milk, Wheat and the CME Group

The CME Group is a combined entity formed by the 2007 merger of the Chicago Mercantile Exchange and the Chicago Board of Trade, and is one of the largest and most diverse financial exchanges in the world for trading futures and options. The CME Group offers a wide range of benchmark products, covering all major asset classes. Specifically, the CME Group offers futures and options based on interest rates, equity indexes, foreign exchange, commodities, energy, and alternative investment products such as weather and real estate.

The Commodity Price for Milk is the official settlement price of the contract with the next succeeding last trade date, stated as the US cent price per hundredweight (100 pounds), as made public by the CME Group. The contract size for Milk is 200,000 pounds and it is cash settled. The last trade date is the business day before the Milk price announcement by the U.S. Department of Agriculture (the “USDA”). The Class III Milk price will be released on the Friday before the 5th of the month unless this date is a Friday. A new Milk contract is listed on the day after the front month contract expires. The Commodity Price for Milk is based on a USDA survey of cheddar cheese, butter, and dry whey prices. The survey covers the entire month to which the Commodity Price for Milk pertains. At the expiration of each contract, the contract closeout price is forced to the announced Milk price by the USDA.

The Commodity Price for Wheat is the daily closing settlement price, stated in U.S. cents and quarter-cents, per bushel of No. 2 Wheat of the front-month futures contract, as made public by the CME Group. The contract size for Wheat is 5,000 bushels, and it is settled in March, May, July, September and December (each a “Wheat Contract Month”). Trading in the Wheat contract terminates on the business day prior to the fifteenth calendar day of the Wheat Contract Month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the seventh business day following the last trading day of the delivery month. The first notice date is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

Historical Component Commodity Prices and Basket Return

The following graphs show the daily Commodity Price of each of the Component Commodities on its Relevant Exchange from October 4, 2002 through October 5, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices. The historical data is not necessarily indicative of the future performance of the Commodity Prices for such Component Commodities, or what the value of the notes may be. Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested. Historical fluctuations in the Commodity Prices may be greater or lesser than fluctuations in the Commodity Prices for the Component Commodities experienced by the holders of the notes.

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The following graph shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchanges, using historical data from October 4, 2002 through October 5, 2007, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices. For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on October 4, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount, the initial Basket Return will be indexed to a level of 0.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of $10,000, the Basket Return and the Upside Participation Rate. If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level but greater than the Buffer Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested. If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level but less than the Buffer Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of $10,000 and the sum of the Basket Return and the Protection Percentage. If the Final Basket Level is less than the Initial Basket Level and less than the Buffer Level, you will be exposed to a loss of up to [85.0%] of the principal you invest in the notes. Accordingly, you could lose up to [$8,500] for each [$10,000] principal amount.

The table below illustrates the hypothetical Redemption Amount at maturity per $10,000 in principal amount of notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date), the Initial Commodity Price of each Component Commodity (which will be calculated on the Trade Date), the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date), and an Upside Participation Rate of 200% (which will be determined on the Trade Date), a Protection Percentage of 15% (which will be determined on the Trade Date) and a Buffer Level of 85% of the Initial Basket Level (which will be determined on the Trade Date). The Initial Basket Level will be set at 100 as of the Trade Date. The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities. Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $10,000 principal amount)(1)
200	100	100%	$30,000
190	100	90%	$28,000
180	100	80%	$26,000
170	100	70%	$24,000
160	100	60%	$22,000
150	100	50%	$20,000
140	100	40%	$18,000
130	100	30%	$16,000
120	100	20%	$14,000
110	100	10%	$12,000
100	100	0%	$10,000
90	100	–10%	$10,000
80	100	–20%	$9,500
70	100	–30%	$8,500
60	100	–40%	$7,500
50	100	–50%	$6,500
40	100	–60%	$5,500
30	100	–70%	$4,500
20	100	–80%	$3,500
10	100	–90%	$2,500
0	100	–100%	$1,500

(1)             If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $10,000 note will equal $10,000 + ($10,000 x Basket Return x Upside Participation Rate). If the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level, the Redemption Amount per $10,000 note will equal $10,000. If the Final Basket Level is less than the Initial Basket Level and is less than the Buffer Level, the Redemption Amount per $10,000 note will equal $10,000 + $10,000 x (Basket Return + Protection Percentage).

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated. The below examples are based on hypothetical values for the Initial Commodity Price of each Component Commodity (which will be calculated on the Trade Date), a hypothetical Upside Participation Rate of 200% (which will be determined on the Trade Date), and hypothetical values for the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date). The Initial Basket Level will be set to 100 on the Trade Date. The following results are based solely on the hypothetical examples cited; the Initial Commodity Prices, the Final Basket Levels and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities. Numbers in the examples have been rounded for ease of analysis.

Example 1: The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $16,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 + ($10,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 + ($10,000 x 30% x 200%)= $16,000

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	103.92	10%	0.030
Heating Oil	2.1787	2.5055	10%	0.015
Copper	8,301.00	9,131.10	10%	0.010
Nickel	31,005.00	43,407.00	10%	0.040
Zinc	3,110.00	4,354.00	10%	0.040
Cocoa	1,876.00	3,001.60	10%	0.060
Sugar	9.84	12.30	10%	0.025
Coffee	1,934.00	2,320.80	10%	0.020
Milk	20.12	26.16	10%	0.030
Wheat	927.00	1,205.10	10%	0.030
	Sum of Weighted Component Commodity Returns =			0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of —10% and a Redemption Amount of $10,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000, because the Final Basket Level was less than the Initial Basket Level but was greater than the Buffer Level of 85% of the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	67.95	10%	–0.015
Heating Oil	2.1787	2.0698	10%	–0.005
Copper	8,301.00	7,470.90	10%	–0.010
Nickel	31,005.00	29,454.75	10%	–0.005
Zinc	3,110.00	2,954.50	10%	–0.005
Cocoa	1,876.00	1,688.40	10%	–0.010
Sugar	9.84	8.86	10%	–0.010
Coffee	1,934.00	1,837.30	10%	–0.005
Milk	20.12	17.10	10%	–0.015
Wheat	927.00	741.60	10%	–0.020
	Sum of Weighted Component Commodity Returns =			–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

Example 3: The Final Commodity Prices of Crude Oil, Nickel, Zinc, Coffee, Milk and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Price of Heating Oil, Copper, Cocoa and Sugar depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $12,000 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 + ($10,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 + ($10,000 x 10% x 200% )= $12,000

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	99.93	10%	0.025
Heating Oil	2.1787	2.0698	10%	–0.005
Copper	8,301.00	7,470.90	10%	–0.010
Nickel	31,005.00	40,306.50	10%	0.030
Zinc	3,110.00	3,732.00	10%	0.020
Cocoa	1,876.00	1,688.40	10%	–0.010
Sugar	9.84	8.86	10%	–0.010
Coffee	1,934.00	2,224.10	10%	0.015
Milk	20.12	25.15	10%	0.025
Wheat	927.00	1,112.40	10%	0.020
	Sum of Weighted Component Commodity Returns =			0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 4: The Final Commodity Prices of Heating Oil, Zinc and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Crude Oil, Copper, Nickel, Cocoa, Sugar, Coffee and Milk depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of —40% and a Redemption Amount of $7,500 per $10,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount per $10,000 principal amount equals $10,000 + $10,000 x (Basket Return + Protection Percentage) and is calculated as follows:

Redemption Amount per $10,000 principal amount of notes = $10,000 + $10,000 x (–40% + 15%) = $7,500

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	27.98	10%	–0.065
Heating Oil	2.1787	2.2876	10%	0.005
Copper	8,301.00	4,980.60	10%	–0.040
Nickel	31,005.00	6,201.00	10%	–0.080
Zinc	3,110.00	3,576.50	10%	0.015
Cocoa	1,876.00	656.60	10%	–0.065
Sugar	9.84	5.90	10%	–0.040
Coffee	1,934.00	483.50	10%	–0.075
Milk	20.12	7.04	10%	–0.065
Wheat	927.00	1,019.70	10%	0.010
	Sum of Weighted Component Commodity Returns =			–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0